Mail Stop 3561

      July 13, 2005

Robert P. Farrell
Chief Executive Officer
Sagamore Holdings, Inc.
33 Wood Avenue South, Suite 600
Iselin, New Jersey  08830

	RE:  	Sagamore Holdings, Inc.
      Amendment No. 2 to Form SB-2
      Filed July 1, 2005
      File No. 333-122822

Dear Mr. Farrell:

      We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
Feel
free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis, page 22

Overview, page 22
1. We note your response to our prior comment sixteen but are unable to locate the revisions you describe. Please revise or advise.

Liquidity and Capital Resources, page 27
2. We note your response to our prior comment nineteen. Refer to the
third paragraph of page 28 where you discuss $2,000,000 in pre-acquisition inventory obsolescence. Clarify your statement that the
"value of inventory was reduced by approximately $2,000,000 from its
pre-acquisition carrying amount due to obsolescence" and describe in
more detail how you accounted for the reduction. Tell us in your response letter and disclose how and when this obsolescence was discovered, the nature of the obsolescence, and how you determined the appropriate accounting treatment. In addition, tell us how you determined that inventory was not overstated by $2,000,000 on the balance sheets of Nexus Custom Electronics, Inc. at October 3, 2004 and June 30, 2004.

Our Business, page 30
Competition, page 33
3. Please tell us your basis for the statement that the EMS industry
"is over a $100 billion per year."

Where You Can Find More Information, page 45
4. Please revise to include the current address of our public reference room in Washington, D.C. at 100 F. Street, N.E.

Report of Independent Registered Public Accounting Firm, page F-1
5. We note that your auditors have included in their report a reference to Note 14 regarding the restatement of the financial statements. It appears that this reference should be revised to Note
13 and the report should include a dual-date for this event. Please ask your auditors to revise accordingly. In addition, please revise your financial statements to label them as "restated."

Note 2 - Summary of Significant Accounting Policies, page F-7

Goodwill, page F-8
6. We note your response to our prior comment 29. Expand your disclosure to describe your two-step approach to testing your goodwill balance for impairment under SFAS 142.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kenya Wright, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any questions.


								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (305-358-7095)
      Clayton Parker, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP

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Mr. Farrell
Sagamore Holdings, Inc.
July 13, 2005
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